February 24, 2025

Michael Intrator
Chief Executive Officer
CoreWeave, Inc.
101 Eisenhower Parkway, Suite 106
Roseland, NJ 07068

        Re: CoreWeave, Inc.
            Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 11, 2025
            CIK No. 0001769628
Dear Michael Intrator:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 5, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
The Offering, page 15

1. You state on page 18 that the shares of Class A common stock that will be outstanding after this offering excludes shares issuable upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of December 31, 2024, and for which the performance-based vesting condition will be satisfied in connection with this offering. Please explain the exclusion of such shares considering they will have satisfied both vesting conditions and, therefore, will be issuable upon this offering, or revise your disclosures as necessary both here and on page
85.
 February 24, 2025
Page 2

Notes to Consolidated Financial Statements
Note 2. Revenue
Remaining Performance Obligations, page F-26

2. We note from your revised disclosures in response to prior comment 6 that 49% and
       50% of the remaining performance obligations as of December 31, 2023, and
       September 30, 2024, respectively, will be recognized over the subsequent 36-months beyond the initial 24-month period. To the extent the amount of revenue expected to be recognized in each of the years following the initial 24-month period varies significantly, please revise to provide quantitative or qualitative information that would be most appropriate for the remaining durations. Refer to ASC 606-10-50-13.
        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Michael A. Brown